

DIVISION OF
CORPORATION FINANCE

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549-0405

October 2, 2008

Mr. Steven J. Crowe
Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California  94583-2324

**Re:     Chevron Corporation**
**Form 10-K for Fiscal Year Ended December 31, 2007**
**Filed February 28, 2008**
**File No. 1-00368**

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief